October 24, 2013

Kay-Mario Vobis, Esq. Division of Investment Management United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:  File No. 812-14173
Application for an Order of Exemption in the Matter of Eagle Capital Appreciation Fund, Eagle Growth & Income Fund, Eagle Series Trust and Eagle Asset Management, Inc. (collectively, the “Applicants”)

Dear Ms. Vobis:

The following are responses to the comments that we received from you via e-mail on October 1, 2013, regarding the Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) from Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder and Certain Disclosure Requirements Under Various Rules and Forms that was filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2013 (the “Exemptive Application”).  Your comments and the Applicants’ responses are set forth below.

Comments on Exemptive Application

1.	Comment: On the cover page, please insert the file number “812-14173.”

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

2.	Comment: On page 3, in the carryover paragraph on top of that page, please delete the following sentence because it is covered by the relief requested:

Such relief would include, without limitation, the replacement or reinstatement of any Subadvisor with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act.

Response: As we discussed on October 3, 2013, the Applicants have moved the quoted text to the second sentence of the first paragraph under “Requested Relief” on page 15 of the Exemptive Application.

October 24, 2013

3.
Comment: Where appropriate, please clarify that the primary relief sought is to operate under a management structure commonly referred to as a “multi-manager” structure.  For example, on page 4, in clause (ii) of the first sentence of the first full paragraph, please replace “management structure” with “multi-manager structure.”  Please make conforming changes throughout.

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

4.	Comment: On page 5, in the last sentence of the first full paragraph, please delete “by applicable law or” in the last clause of that sentence, to read as follows:

[…], except as otherwise permitted by rule or other action of the Commission or its staff.

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

5.	Comment: In section II.B, wherever appropriate, please include the following sentence:

If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Subadviser.

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

6.
Comment: On page 8, in the second sentence of the last paragraph, please delete “if not subject to the Prior Order.”  As noted in the last sentence of that paragraph, applicants are not seeking an exemption with respect to the Investment Advisory Agreements, which remain subject to shareholder approval.

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

7.
Comment: On page 9, in the first paragraph, please delete the first bullet, because ClariVest is not a Subadviser within the meaning of the application and the requested relief will not extend to Affiliated Subadvisers.

Response: The Applicants have moved the text in the first bullet to a footnote and clarified that the relief requested in the Exemptive Application would not apply to ClariVest Asset Management LLC or any other subadviser that is not a Wholly-Owned Subadvisor or a Non-Affiliated Subadvisor.

October 24, 2013

8.	Comment: On page 11, please revise footnote 6 as follows to delete the reference to ClariVest:

Shareholders have approved the Subadvisory Agreement between the Adviser and EBIM, with respect to the EST Smaller Company Fund.

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

9.	Comment: On pages 32 and 33, in condition 1, please delete the last sentence in that condition.

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

10.	Comment: On page 34, in condition 10, please include the word “manager” in the first part of that condition, as follows:

No Trustee or officer of a Subadvised Fund or director, manager or officer of the Adviser will own directly or indirectly […].

Response: The Applicants have revised the Exemptive Application in accordance with this comment.

Additionally, as you requested when we spoke on October 1, 2013, the Applicants have conformed the Exemptive Application in substance and structure to other applications for multi-manager and disclosure relief that the Commission has recently granted.  I also note that additional language has been added to the "Shareholder Notification" section beginning on page 22 of the Exemptive Application, to clarify when a Multi-manager Information Statement will be provided to shareholders.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Best regards, /s/ Kathy Kresch Ingber Kathy Kresch Ingber